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                            September 9, 2020

       Zhenyong Liu
       Chief Executive Officer
       IT Tech Packaging, Inc.
       Science Park, Juli Rd, Xushui District
       Baoding City, Hebei Province
       The People's Republic of China 072550

                                                        Re: IT Tech Packaging,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2020
                                                            File No. 333-248505

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sergio
Chinos, Staff Attorney, at (202) 551-7844 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Giovanni Caruso